SUB-ITEM 77I

The Aquinas Value, Aquinas Growth, Aquinas Small-Cap and Aquinas Fixed Income Funds were the predecessor funds and became the LKCM Aquinas Value, LKCM Aquinas Growth, LKCM Aquinas Small Cap and LKCM Aquinas Fixed Income Funds, respectively, pursuant to a merger effective on July 11, 2005. The Funds are new series of the LKCM Funds, a Delaware business Trust. The LKCM Funds have adopted a Rule 12b-1 plan for the LKCM Aquinas Value, LKCM Aquinas Growth and LKCM Aquinas Small Cap Fund, under which each Fund may pay up to 1.00% of its daily net assets for distribution and other services. However, the Board of Trustees has currently only authorized a fee of 0.25% of the Fund’s daily net assets.